Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

June 24, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
1,905	5/28/2015	485BXT	0001137360-15-000304
1,868	5/01/2015	485BXT	0001137360-15-000236
1,841	4/02/2015	485BXT	0001137360-15-000183
1,813	3/06/2015	485BXT	0001137360-15-000127
1,784	2/06/2015	485BXT	0001137360-15-000074
1,758	1/09/2015	485BXT	0001137360-15-000024
1,732	12/12/2014	485BXT	0001137360-14-000758
1,706	11/14/2014	485BXT	0001137360-14-000708
1,667	10/16/2014	485BXT	0001137360-14-000629
1,639	9/18/2014	485BXT	0000930413-14-004053
1,608	8/22/2014	485BXT	0001137360-14-000524
1,581	7/24/2014	485BXT	0001137360-14-000472
1,551	6/27/2014	485BXT	0001137360-14-000415
1,515	5/30/2014	485BXT	0001137360-14-000335
1,482	5/02/2014	485BXT	0001137360-14-000263
1,449	4/04/2014	485BXT	0001137360-14-000193
1,414	3/06/2014	485BXT	0001137360-14-000129
1,385	2/07/2014	485BXT	0001137360-14-000072
1,355	1/10/2014	485BXT	0001137360-14-000021
1,318	12/13/2013	485BXT	0001137360-13-000712
1,288	11/15/2013	485BXT	0001137360-13-000650
1,261	10/18/2013	485BXT	0001137360-13-000596
1,236	9/20/2013	485BXT	0001137360-13-000545

1,210	8/22/2013	485BXT	0001137360-13-000493
1,184	7/25/2013	485BXT	0001137360-13-000443
1,154	6/28/2013	485BXT	0001137360-13-000392
1,119	6/07/2013	485BXT	0001137360-13-000325
1,093	5/10/2013	485BXT	0001137360-13-000274
1,065	4/12/2013	485BXT	0001137360-13-000223
1,035	3/15/2013	485BXT	0001137360-13-000171
1,004	2/15/2013	485BXT	0001137360-13-000115
968	1/18/2013	485BXT	0001137360-13-000042
939	12/21/2012	485BXT	0001137360-12-000680
912	11/21/2012	485BXT	0001137360-12-000626
886	11/02/2012	485BXT	0001137360-12-000577
859	10/05/2012	485BXT	0001137360-12-000531
827	9/07/2012	485BXT	0001137360-12-000473
798	8/10/2012	485BXT	0001137360-12-000422
770	7/13/2012	485BXT	0001137360-12-000372
736	6/15/2012	485BXT	0001137360-12-000307
710	5/18/2012	485BXT	0001137360-12-000256
676	4/20/2012	485BXT	0001137360-12-000200
642	3/23/2012	485BXT	0001137360-12-000144
611	2/24/2012	485BXT	0001137360-12-000093
578	1/27/2012	485BXT	0001137360-12-000045
552	12/30/2011	485BXT	0001137360-11-000541
530	12/02/2011	485BXT	0001137360-11-000497
507	11/04/2011	485BXT	0001137360-11-000454
478	10/07/2011	485BXT	0001137360-11-000403
454	9/09/2011	485BXT	0000930413-11-005968
427	8/12/2011	485BXT	0001137360-11-000313
399	7/15/2011	485BXT	0001137360-11-000267
383	6/17/2011	485BXT	0001137360-11-000240
366	5/20/2011	485BXT	0001137360-11-000216
338	4/21/2011	485BXT	0001137360-11-000172
297	3/23/2011	485BXT	0001137360-11-000123
233	1/07/2011	485APOS	0000930413-11-000166

The Amendments relate to Market Vectors CM Commodity Index ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez

Assistant Vice President and Assistant Secretary

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